SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 1)

                                 Ropak Corporation
                                 (Name of Issuer)


                      Common Stock, par value $0.01 per share
                          (Title of Class of Securities)


                                     376670101
                                  (CUSIP Number)


                                  Daniel R. Tisch
                               Mentor Partners, L.P.
                                  500 Park Avenue
                             New York, New York 10022
                                  (212) 935-7640
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)


                                   May 3, 1995
              (Date of event which requires filing of this statement)



             If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

             Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




                              (Page 1 of 6 Pages)






         CUSIP No. 376670101        13D             Page 2 of 6 Pages

          (1)  Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

                Mentor Partners, L.P.        06-126-0469

          (2)  Check the Appropriate Row if a Member of a Group
                                                               (a)
                                                               (b)  X

          (3)  SEC Use Only

          (4)  Sources of Funds
                 WC

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)


          (6)  Citizenship or Place of Organization
                 Delaware

                              (7)  Sole Voting Power
                                          None
               Number of
               Shares
               Beneficially   (8)  Shared Voting Power
               Owned by
               Each           (9)  Sole Dispositive Power
               Reporting                  None
               Person With

                             (10)  Shared Dispositive Power

         (11)  Aggregate Amount Beneficially Owned by Each Reporting
               Person
                 None

         (12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares



         (13)  Percent of Class Represented by Amount in Row (11)
                 0.0%

         (14)  Type of Reporting Person
                 PN





                   This Amendment No. 1 amends the Schedule 13D dated

         March 6, 1995 (the "Schedule 13D") filed by Mentor Partners,

         L.P., a Delaware limited partnership (the "Partnership"),

         relating to its beneficial ownership of Common Stock, par

         value $0.01 per share (the "Shares"), of Ropak Corporation, a

         Delaware corporation (the "Company").  All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.


                   1.   The information set forth under Item 2 in the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:

                        The address of the principal business offices

              of the Partnership and each of the Control Persons is

              500 Park Avenue, New York, New York 10022.


                   2.   The information set forth under Item 3 in the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:

                        The $437,225.00 used by the Partnership to

              purchase in the aggregate 40,000 Shares pursuant to the

              transactions set forth in paragraph 5 below ("Acqui-

              sitions of Shares by the Partnership Since the Most Re-

              cent Filing on Schedule 13D") came from the

              Partnership's working capital.  All of the Shares

              acquired by the Partnership as set forth in paragraph 5

              below were purchased in the ordinary course of the

              Partnership's business.



                              (Page 3 of 6 Pages)






                   3.   The information set forth in Item 5(a) of the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:

                        As of the close of business on May 2, 1995,

              the Partnership beneficially owned an aggregate of

              277,100 Shares (which was approximately 6.3% of the

              Shares outstanding on March 1, 1995 based on information

              contained in the Company's Annual Report on Form 10-K

              for the year ended December 31, 1994 that was dated

              March 8, 1995 and filed with the Securities and Exchange

              Commission (the "Commission")).

                        According to the Amendment No. 1 to the Tender

              Offer Statement on Schedule 14D-1 filed with the

              Commission by Linpac Moulding Ltd. ("Linpac"), on May 3,

              1995, the Shares held by the Partnership were accepted

              for purchase by Linpac at a price of $11.00 in cash per

              Share pursuant to an offer by Linpac to purchase all

              outstanding Shares that it did not already own (the

              "Offer").


                   4.   The information set forth in Item 5(c) of the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:

                        Except in accordance with the Offer as

              described in paragraph 3 above or as set forth on

              Schedule A, no transactions in the Shares have been

              effected since the most recent filing on Schedule 13D by



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              the Partnership, or to the best knowledge of the

              Partnership or any of the Control Persons, by any of the

              Control Persons.

                   5.   Schedule A of the Schedule 13D is hereby

         amended and supplemented by adding thereto the following in-

         formation:

                   Acquisitions of Shares by the Partnership
                  Since the Most Recent Filing on Schedule 13D


               Date of         Amount of                         Price Per
           Transaction         Shares      Aggregate Price       Share

            March 15, 1995      15,000       $ 162,787.50        $ 10.853
            March 21, 1995      25,000         274,437.50          10.978

        All Shares were purchased in transactions on The Nasdaq Na-tional Market.


                   6.   The Schedule 13D is hereby amended by adding

         to Item 5(e) thereof the following:

                        The Partnership ceased to be the beneficial

              owner of the more than five percent of the Shares on May

              3, 1995, upon Linpac's acceptance for purchase, pursuant

              to the Offer, of all outstanding Shares it did not

              already own.

















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                                   SIGNATURE


                   After reasonable inquiry and to the best of my

         knowledge and belief, I certify that the information set

         forth in this statement is true, complete and correct.


                                            May 16, 1995
                                                   (Date)

                                            /s/ Daniel R. Tisch
                                                 (Signature)

                                            Daniel R. Tisch
                                            Authorized Signatory
                                            MENTOR PARTNERS, L.P.
                                                (Name/Title)




































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